Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-258608

August 9, 2021

CONAGRA BRANDS, INC.

Pricing Term Sheet

$500,000,000 0.500% Senior Notes due 2023

Issuer:	Conagra Brands, Inc.

Ratings (Moody’s / S&P / Fitch)*:	Baa3 (positive) / BBB- (stable) / BBB- (stable)

Securities:	0.500% Senior Notes due 2023

Principal Amount:	$500,000,000

Maturity:	August 11, 2023

Coupon (Interest Rate):	0.500%

Yield to Maturity:	0.595%

Spread to Benchmark Treasury:	+37.5 bps

Benchmark Treasury:	UST 0.125% due July 31, 2023

Benchmark Treasury Price / Yield:	99-26/ 0.220%

Make-Whole Call:	T + 10 bps

Par Call Date:	August 11, 2022 (twelve (12) months prior to maturity)

Interest Payment Dates:	February 11 and August 11, beginning February 11, 2022

Price to Public:	99.812% of the aggregate principal amount

Trade Date:	August 9, 2021

Settlement Date:	August 12, 2021 (T+3)

CUSIP / ISIN:	205887 CG5 / US205887CG52

Change of Control Offer:	If Conagra Brands, Inc. experiences a Change of Control Triggering Event, it will be required to offer to repurchase the notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest to, but not including, the date of repurchase.

Joint Book-Running Managers:	BofA Securities, Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Mizuho Securities USA LLC

Senior Co-Managers:	MUFG Securities Americas Inc. Wells Fargo Securities, LLC

Co-Managers:

Barclays Capital Inc.

HSBC Securities (USA) Inc.

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

BNP Paribas Securities Corp.

Rabo Securities USA, Inc.

RBC Capital Markets, LLC

Truist Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus, as supplemented) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (as supplemented) and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting the issuer at 1-312-549-5000 or by contacting BofA Securities, Inc. by calling 1-800-294-1322 or by emailing dg.prospectus_requests@bofa.com; Goldman Sachs & Co. LLC by calling 1-866-471-2526 or emailing Prospectus-ny@ny.email.gs.com; J.P. Morgan Securities LLC by calling 1-212-834-4533 or Mizuho Securities USA LLC by calling 1-866-271-7403.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.